 NEWS RELEASE

For Immediate Release
January 10, 2008

CanWest Global Communications Corp. Reports First Quarter 2008 Results

Strong increases in Revenue and EBITDA

WINNIPEG -- CanWest Global Communications Corp. (“Canwest or the “Company”) today reported financial results for its first quarter ended November 30, 2007. For the three month period Canwest reported the following:

•	Consolidated revenues were $868 million, an increase of 8% from $805 million for the same quarter one year ago.

•
Consolidated EBITDA[1] was $222 million, compared to consolidated EBITDA of $209 million for the same period in 2007, a 6% increase from the previous year. Included in first quarter 2008 results are non-recurring restructuring expenses in the amount of $12 million. Excluding these costs, EBITDA would have totaled $234 million, an increase of 12% from the same quarter last year.

•
Net earnings were $41 million or $0.23 per share, compared to $66 million or $0.37 per share for the same period last year. Net earnings in the quarter were impacted by a number of items including foreign currency swap losses, restructuring expenses and increased interest expense.

“Our strong first quarter results reflect good execution and a solid start to the fiscal 2008 year. In our Canadian television segment, Global TV made its best showing in 5 years during the fall season with respect to its share of the top 10 shows in the 3 major markets of Toronto, Vancouver and Calgary, with more top shows in the 18-49 demographic than any other broadcaster.

In addition, we expect to receive final regulatory approval from the CRTC on our acquisition of Alliance Atlantis specialty television, as we have filed all the required documentation. This will allow us to move forward and focus on integrating these assets into the Canwest family”, said Leonard Asper, Canwest’s President and Chief Executive Officer.

Segmented Results for First Quarter of F2008

Revenues for the Company's publishing operations for the year were $362 million, 5% higher than revenues of $344 million for the same period in fiscal 2007. Publishing EBITDA of $102 million for the year was up 16% from $88 million in fiscal 2007.

Canadian television operations, including CW Media (formerly Alliance Atlantis broadcast segment) specialty television operations in the first quarter of 2008, reported revenues of $308 million up from $208 million the previous year, an increase of 48%.  EBITDA increased 84% to $69 million from $38 million the previous year. On a pro forma basis, including revenue and EBITDA of the specialty operations of CW Media for the three months ended November 30, 2006, revenue and EBITDA would have increased 4% from $295 and 4% from $67 million.

Canadian television operations, excluding the CW Media specialty television operations reported a slight increase in revenues to $211 million up from $208 million the previous year and a 14% decrease in EBITDA to $32 million from $38 million the previous year. The lower EBITDA is primarily related to higher marketing expenses associated with the launch of E!, and timing of program expense.

The newly acquired specialty television assets reported revenues of $97 million and EBITDA of $37 million for the quarter, an increase of 12% on revenue and 29% on EBITDA compared to the same period last year.

Network TEN's revenue of $242 million is a 12% increase from the $216 million during the same quarter in the previous year. TEN’s EBITDA of $104 million was a 19% increase over the $87 million from the same quarter in fiscal 2007.

Highlights of the first quarter and subsequent

•
Canwest received a positive decision from the CRTC regarding the acquisition of the specialty television assets of Alliance. Those assets which were acquired in August, 2007, were being held in trust pending a public hearing and decision from the Commission. On December 20, 2007, the CRTC conditionally approved the transaction and the change of control to CanWest. The Company believes that the CRTC conditions will not have a material impact, and the Company has completed the filing of all amendments and information requested.

•
Canwest Publishing delivered growth in both online and print classified advertising. Led by the strong economies of Canada’s western provinces, Canwest newspapers had classified revenue growth of 6% during the quarter.

•
Canwest Publishing overall online revenue growth continued with strong contributions from online properties including: Canada.com, local newspaper sites, working.com, shopping.ca, dose.ca and FPinfomart.ca

•
During the first quarter, Canwest’s main Canadian conventional television network, Global TV, in the 18-49 year old demographic had five of the top 10 shows in Toronto and Vancouver and in Calgary, Global had six of the top 10, including the number one series in Canada, House.

•      Network TEN in Australia completed its most successful year ever in terms of audience share. For the seventh straight year, TEN was the most watched Australian network among younger viewers in the 16 – 39 year old demographic. In addition, TEN hit a record high among the 18-49 year old demographic with 35% of the commercial television audience. TEN also launched a second channel, the first High Definition channel in Australia, and strengthened its position in the online and mobile sectors using its network content.

•	Canwest launched its third terrestrial FM radio station in the United Kingdom. Original 106 Aberdeen, Scotland, joins Original stations in the Solent district and Bristol, England.

Outlook:

As we move into 2008 we anticipate a continuing improvement in overall operating results.  Our operations in Australia have just completed their best ever television ratings year in terms of audience share and will continue to be a major contributor to our EBITDA growth. Eye Corp. continues to grow its share of out-of-home advertising in the markets in which it operates by adding to its product offering.

The positive trend in the publishing group should continue as we capture more of the migration of classified advertising online, monetize the growth of website traffic generally, and continue with strong cost management. Our directories business which launched in Ottawa last year and is now expanding into Western Canada, continues to show promise.

At Canadian broadcasting in the remainder of fiscal 2008 and beyond the Company will focus on integrating the recently acquired specialty broadcasting assets and ensuring these premier brands deliver on the promise of re-balancing the revenue streams of our broadcasting group in order to spur renewed growth. Our conventional channels, while showing good early returns on the primetime line-up will be affected by the ongoing Hollywood writers’ strike, the impact of which should be reduced by the launch of new reality based shows in the new year including the next installment of Survivor, The Celebrity Apprentice, Big Brother (three episodes per week), the launch of mid-season program Cashmere Mafia, the highly anticipated launch of a new Canadian show called The Guard, and the airing of new episodes of House, Prison Break, The Simpsons, Las Vegas and Bones.

Forward Looking Statements:

This news release contains certain comments or forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of CanWest.  Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions.  These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions.  The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize.  Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2007 dated November 20, 2007 filed by CanWest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at  www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the three months ended November 30, 2007, dated  January 10, 2008. We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

The Company's financial statements and Management’s Discussion and Analysis for three months ended November 30, 2007 are available on the Company's website: www.canwest.com. Financial statements and Management’s Discussion and Analysis for three months ended November 30, 2007 for Canwest Newspaper Limited Partnership can be found at www.canwestmediaworkslp.com. Financial statements for Ten Network Holdings Limited can be found at www.tencorporate.com.au.

The Company will hold its regular quarterly conference call with analysts on January 10, 2008 at 5:00 p.m. Eastern Standard Time.  The call-in numbers are 416-644-3414 or 800-733-7571.  Replays are also available for five days following the call at 416-640-1917 or 877-289-8525 [using the pass-code 21257710 followed by the pound sign.]

CanWest Global Communications Corp. (www.canwest.com), (TSX: CGS and CGS.A,) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, Canwest is Canada’s largest publisher of English language daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Indonesia, Singapore, the United Kingdom and the United States.

For further information:

Media Contact:
Dervla Kelly, Director, Corporate Communications
Tel: (416) 442-3807
dekelly@canwest.com

Investor Contact:
Hugh Harley, Director, Investor Relations                                            John Maguire, Chief Financial Officer
Tel: (204) 956-2025                                                                                     Tel: (204) 956-2025
hharley@canwest.com                                                                              jmaguire@canwest.com

CANWEST GLOBAL COMMUNICATIONS CORP.
BUSINESS SEGMENT INFORMATION
(unaudited)
(in thousands of Canadian dollars)

	For the three months ended November 30,
	2007	2006
REVENUE

Publishing	361,906	343,867

Television
Canada	210,792	207,896
CW Media	97,127	-
	307,919	207,896
Australia	242,336	215,860
	550,255	423,756
Radio
Turkey	3,564	3,385
United Kingdom	388	234
	3,952	3,619

Outdoor	42,287	35,528
Intersegment revenues	(1,538)	(1,913)
	956,862	804,857
Elimination of equity accounted affiliates	(89,123)	-
CONSOLIDATED REVENUE	867,739	804,857

SEGMENT OPERATING PROFIT

Publishing	102,165	87,754

Television
Canada	32,250	37,681
CW Media	37,132	-
	69,382	37,681
Australia	103,505	86,697
	172,887	124,378
Radio
Turkey	1,584	1,190
United Kingdom	(1,290)	(823)
	294	367
Outdoor	3,142	5,026
	278,488	217,525
Corporate and other	(9,512)	(9,025)
Corporate development expenses	(11,645)	-
	257,331	208,500
Elimination of equity accounted affiliates	(35,415)	-
OPERATING PROFIT (EBITDA)(1)	221,916	208,500

(1)  EBITDA is defined as earnings before interest, income taxes,  amortization of intangibles, amortization of property, plant and equipment, other amortization, interest rate and foreign currency swap gains (losses), accretion of long term liabilities, foreign exchange gains, investment gains, losses and write-downs, minority interest, interest in earnings of equity accounted affiliates, realized currency translation adjustments, and earnings from discontinued operations.  This supplementary earnings measure does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies nor should it be viewed as an alternative to net earnings.  The reconciliation of EBITDA to net earnings is evident on the face of the following consolidated statements of earnings.

CANWEST GLOBAL COMMUNICATIONS CORP.
CONSOLIDATED STATEMENTS OF EARNINGS
(UNAUDITED)
(In thousands of Canadian dollars except as otherwise noted)

	For the three months ended
	November,		November,
	2007		2006

Revenue		867,739		804,857
Operating expenses		418,423		396,873
Selling, general and administrative expenses		215,755		199,484
Restructuring expenses		11,645		-
		221,916		208,500
Amortization of intangibles		2,431		1,038
Amortization of property, plant and equipment		24,930		22,002
Other amortization		293		571
Operating income		194,262		184,889
Interest expense		(82,435)		(42,219)
Interest income		16,375		1,580
Amortization of deferred financing costs		-		(2,411)
Interest rate and foreign currency swap gains (losses)		(27,759)		8,779
Accretion of long term liabilities		(23,881)		-
Foreign exchange gains		6,081		2,877
Investment gains, losses and write-downs		2,868		10
		85,511		153,505
Provision for income taxes		35,923		53,293
Earnings before the following		49,588		100,212
Minority interests		(28,679)		(41,179)
Interest in earnings of equity accounted affiliates		19,836		363
Realized currency translation adjustments		-		(425)
Net earnings from continuing operations		40,745		58,971
Earnings from discontinued operations		-		7,392
Net earnings for the period		40,745		66,363

Earnings per share from continuing operations:
Basic Diluted	$ $	0.23 0.23	$ $	0.33 0.33
Earnings per share:
Basic Diluted	$ $	0.23 0.23	$ $	0.37 0.37